Microtune, Inc.

2201 10th Street

Plano, TX 75074

November 13, 2007

By Facsimile and EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Attention:	Ms. Peggy Kim, Esq.
Attorney-Advisor, Office of Mergers and Acquisitions

Re:	Microtune, Inc.
Schedule TO-I
Filed November 2, 2007
File No. 005-59981

Dear Ms. Kim:

Microtune, Inc. (the “Company”) has filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Amendment No. 1 (“Amendment No. 1”) to its Tender Offer Statement on Schedule TO-I (File No. 005-59981), originally filed on November 2, 2007 (the “Schedule TO”). The Schedule TO relates to the Company’s offer to amend certain stock options to purchase shares of the Company’s common stock to increase the exercise price of portions of these stock options in order to limit the potential adverse personal tax consequences that may apply under Section 409A of the Internal Revenue Code of 1986, as amended, and the final regulations promulgated by the United States Internal Revenue Service thereunder, on the terms and subject to the conditions set forth in the Company’s Offer to Amend Certain Options dated November 2, 2007, which was filed as Exhibit (a)(1)(a) to the Schedule TO.

Set forth below are the Company’s responses to the comments contained in a letter (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission, dated November 8, 2007, to Phillip D. Peterson, Esq., General Counsel of the Company, regarding the Schedule TO. For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is our response.

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Schedule TO

1.	Comment: We note that the tender offer will expire at 5 pm, Central time, on December 3, 2007. Please revise the expiration time to ensure that the tender offer remains open for twenty business days and that a business day consists of the time period through 12:00 midnight Eastern time. Refer to Rule 13e-4(a)(3) and (f)(1)(i).

Response: The Schedule TO has been revised to extend the Expiration Time to 5:00 p.m., Eastern Time, on December 4, 2007, which allows the tender offer to remain open for twenty business days in compliance with Rule 13e-4(a)(3) and (f)(1)(i). Please see numbered paragraphs 1 and 6 of Amendment No. 1 to Offer to Amend Certain Options, which is filed as Exhibit (a)(1)(k) to the Schedule TO.

Item 11. Additional Information

2.	Comment: Describe in your offering document any pending legal proceedings relating to the tender offer. We note that on pages 35-37 of the Offer to Amend you discuss pending legal matters concerning your stock options. Refer to Item 1011(b) of Regulation M-A.

Response: We have revised the Schedule TO in response to the Staff’s comment. Please see numbered paragraph 5 of Amendment No. 1 to Offer to Amend Certain Options, which is filed as Exhibit (a)(1)(k) to the Schedule TO.

Offer to Amend Certain Options

Question 27. If I accept the Offer, am I guaranteed . . ., page 14

3.	Comment: Please disclose, here or in another section of the summary term sheet, whether any IRS private letter ruling was sought. In addition, please tell us whether any written opinion was prepared by tax counsel at the issuer’s request pertaining to the tax consequences of the transaction. If so, please discuss the tax opinion and file it as an exhibit. Refer to Item 1016(h) of Regulation M-A. Please similarly revise the discussion of material federal income tax consequences beginning on page 53. See Item 4 of Schedule TO and corresponding Item 1004(a)(1)(xii) of Regulation M-A.

Response: We have revised the Schedule TO in response to the Staff’s comment. Please see numbered paragraph 2 of Amendment No. 1 to Offer to Amend Certain Options, which is filed as Exhibit (a)(1)(k) to the Schedule TO. The Company advises the Staff that it did not receive a written opinion from tax counsel pertaining to the tax consequences of the transaction contemplated by the Schedule TO.

Question 35: Where can I find more information about the Offer, page 15

4.	Comment: We note that you held an informational meeting. Please file any written instruction, form or other material that was furnished to persons making an oral solicitation or recommendation by or on behalf of Microtune, or advise us that no such material exists. Refer to Item 1016(g) of Regulation M-A.

Response: The Company advises the Staff that no written instruction, form or other material was furnished to employees affected by Section 409A during the informational meeting or to the Company employees who conducted the informational meeting.

Conditions of the Offer, page 46

5.	Comment: Please note that a tender offer may be subject only to conditions that are not within the direct or indirect control of the bidder and that are drafted with sufficient specificity to permit objective verification that the conditions have been satisfied. Please revise the first bullet to remove the reference to “threatened” and remove the term “proposed” in the second and tenth bullets since it is unclear how these actions could be objectively determined.

Response: We have revised the Schedule TO in response to the Staff’s comment. Please see numbered paragraph 4 of Amendment No. 1 to Offer to Amend Certain Options, which is filed as Exhibit (a)(1)(k) to the Schedule TO.

Schedule B: Summary Financial Information, page 59

6.	Comment: Please revise to include the income per common share from continuing operations. Refer to Item 1010(c)(2) of Regulation M-A. In addition, we note that the disclosure on page 55 is insufficient; please revise to include the balance of information required by Item 1010(c) such as the ratio of earning to fixed charges, book value per share and any other missing information for the same periods specified in Item 1010(a) and (b) of Regulation M-A. See Interpretation I.H.7 in the July 2003 Supplement to our Manual of Publicly Available Telephone Interpretations available on our website www.sec.gov.

Response: We have revised the Schedule TO in response to the Staff’s comment. Please see numbered paragraph 7 of Amendment No. 1 to Offer to Amend Certain Options, which is filed as Exhibit (a)(1)(k) to the Schedule TO. The Company notes that the disclosure on page 55 includes the ratio of earnings to fixed changes for the nine months ended September 30, 2007 and the fiscal years ended December 31, 2006 and 2005. In addition, such disclosure includes the Company’s book value per share at September 30, 2007.

Exhibit (a)(1)(b) E-mail to Employees Affected by 409A

7.	Comment: We note that in the first paragraph you state that you received clearance from the SEC to proceed. Please revise to omit this statement or explain to us what “clearance” you received. In addition, please advise us of the manner in which the tender offer was disseminated and the basis upon which Microtune concluded such dissemination was consistent with Rule 13e-4(d).

Response: We have revised the Schedule TO in response to the Staff’s comment. Please see numbered paragraph 8 of Amendment No. 1 to Offer to Amend Certain Options, which is filed as Exhibit (a)(1)(k) to the Schedule TO. The Company advises the Staff that, pursuant to Rule 13e-4(e)(1)(ii)(A), the Company sent the information required by Rule 13e-4(d)(1) to each Eligible Employee (as defined in the Schedule TO) pursuant to electronic mail communication. The Company disseminated such information through its internal electronic mail server, which is the typical method used by the Company to communicate with its employees. As such, the Company has concluded this form of communication is consistent with Rule 13e-4(d).

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Please note the Company’s statement below providing the acknowledgements requested in your November 8, 2007, comment letter:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (972) 673-1886.

Very truly yours,

/s/ Phillip D. Peterson

Phillip D. Peterson

cc:	James A. Fontaine
Microtune, Inc.

Craig N. Adams
Baker Botts L.L.P.

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